EXHIBIT 12

ALPHAMA INC. and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)
	2000	2001(1)	2002(1)	2003	2004(1)
Income (loss) from continuing operations before provision for income taxes	$76,028	$(37,136)	$(156,282)	$24,121	$(253,598)
Add:
Portion of rents representative of the interest factor	3,055	3,343	4,189	4,689	4,356
Interest on indebtedness	45,183	45,467	71,496	59,667	56,324
Amortization of debt expense	2,070	6,022	4,727	3,941	2,737
Amortization of interest capitalized	455	450	335	23	25

Income (loss) as adjusted	$126,791	$18,146	$(75,535)	$92,441	$(190,156)

Fixed charges
Interest on indebtedness (a)	$45,183	$ 45,467	$ 71,496	$59,667	$56,324
Interest capitalized (b)	1,265	2,232	1,904	167	405
Amortization of debt expense (c)	2,070	6,022	4,727	3,941	2,737
Rent expense	9,164	10,029	12,567	14,068	13,068
Portion of rents representative of the interest factor (d)	3,055	3,343	4,189	4,689	4,356

Fixed charges (a+b+c+d)	$51,573	$57,064	$82,316	$68,464	$63,822

Ratio of earnings to fixed charges	2.46	--	--	1.35	--

(1) Earnings in 2001, 2002 and 2004 were not sufficient to cover fixed charges. The deficiency of earnings was $38,918 in 2001, $157,851 in 2002 and $253,978 in 2004.